October 14, 2004

Mr. Patrick N. Enunwaonye

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re: Request for extension of response time to Mr. Martin F. James’s October 6, 2004 comment letter on the Pericom Semiconductor Corporation Form 10-K for the year ended June 30, 2004

Dear Mr. Enunwaonye,

As you and I discussed and agreed via telephone call on Wednesday October 13, 2004, Pericom Semiconductor requested, and you granted, an extension of our time for filing a response on the above referenced matter. We have committed to respond not later than Friday, October 29, 2004 versus the initial requirement for filing by Wednesday October 20, 2004.

We appreciate the extension that will allow us to research and formulate thorough responses to the SEC comments.

Sincerely,

By:	/s/ Michael D. Craighead
Vice President and Chief Financial Officer Pericom Semiconductor Corporation